EXHIBIT 99.1

News Release

For Immediate Release	Date: November 18, 2025
25-31-TR

Teck Named as One of Canada’s Top 100 Employers

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) ("Teck”) has been named one of Canada’s Top 100 Employers for the ninth consecutive year by Mediacorp Canada’s Top Employers program, which recognizes companies for exceptional human resource programs and innovative workplace policies.

“Our people are the driving force behind Teck’s success and our ability to support jobs and economic growth across the communities and regions where we operate,” said Jonathan Price, President and CEO. “As we work to responsibly provide the metals essential for economic development and the energy transition, we remain committed to fostering workplaces where our employees can thrive, grow and build meaningful careers.”

Editors at Mediacorp, Canada’s largest publisher of employment periodicals, grade employers on eight criteria, including health, financial & family benefits, community involvement, employee communications, and training and skills development.

More information on the Canada’s Top 100 Employers program can be found here: https://www.canadastop100.com/national/

Learn more about building a career with Teck at www.teck.com/careers.

About Teck
Teck is a leading Canadian resource company focused on responsibly providing metals essential to economic development and the energy transition. Teck has a portfolio of world-class copper and zinc operations across North and South America and an industry-leading copper growth pipeline. We are focused on creating value by advancing responsible growth and ensuring resilience built on a foundation of stakeholder trust. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:

Emma Chapman

Vice President, Investor Relations

+44.207.509.6576

emma.chapman@teck.com

Media Contact:

Dale Steeves

Director, External Communications

236.987.7405

dale.steeves@teck.com